Delisting Determination, The Nasdaq Stock Market, LLC,
February 9, 2022,  China XD Plastics Company Limited.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of China XD Plastics
Company Limited (the Company), effective at the opening of the trading session on February 22, 2022.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staff determination on September 7, 2021. On September 14, 2021, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on October 14, 2021. On October 27, 2021, upon review of the information provided by the Company, the Panel determined to deny the Company request to remain listed in the Exchange and notified the Company that trading in the Company securities would be suspended on October 29, 2021. On November 11, 2021, the
Company exercised its right to appeal the Panel decision and requested a hearing to the Nasdaq Listing and Hearing Review
Council (Council) pursuant to Rule 5820(a).
On December 22, 2021, the Council notified the Company that, as prescribed in Rule 5820(a), an appealant is required to submit a fee with its request for a hearing within 15 calendar days of the date of the Panel decision, and that the Company had failed to make the required payment. Moreover, the Company was informed that, in light of the above, the matter was not cognizable as a valid appeal under the Exchange rules and that the Council could and would not take any further action on the Company pleadings. Furthermore, the Company was informed that the Council deemed the matter to be closed, absent evidence that the Company did, in fact, pay the fee by wire transfer or check within the requisite time period. The Company did not respond or dispute the Council's notice and the matter was closed as abandoned.